                      SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, DC 20549

                                 _____________

                                 SCHEDULE 13G
                                (Rule 13d-102)

            INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
           TO RULES 13d-1(b)(c), AND (d) AND AMENDMENTS THERETO FILED
                           PURSUANT TO RULE 13d-2(b)
                        (Amendment No.               )/1/
                                       -------------


                               VOYAGER.NET, INC.
--------------------------------------------------------------------------------
                               (Name of Issuer)


                                 COMMON STOCK
--------------------------------------------------------------------------------
                        (Title of Class of Securities)


                                   92906W101
--------------------------------------------------------------------------------
                                 CUSIP Number


                                 JULY 21, 1999
--------------------------------------------------------------------------------
            (Date of Event Which Requires Filing of this Statement)


        Check the appropriate box to designate the rule pursuant to which this
Schedule is filed:

          [_] Rule 13d-1(b)

          [_] Rule 13d-1(c)

          [X] Rule 13d-l(d)


--------------------------

  /1/   The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

    The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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===============================================================================

CUSIP NO. 92906W101               13G                         PAGE 2 OF 8 PAGES
-------------------                                           -----------------
===============================================================================

      NAMES OF REPORTING PERSONS.
 1    I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY).
      Media/Communications Partners II Limited Partnership

------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
 2                                                              (a) [_]
                                                                (b) [_]

------------------------------------------------------------------------------
      SEC USE ONLY
 3

------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 4    Media/Communications Partners II Limited Partnership          Delaware


------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     5
     NUMBER OF            Media/Communications Partners II Limited
                          Partnership 13,761,243
      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      6
                          N/A
     OWNED BY
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     7
    REPORTING             Media/Communications Partners II Limited
                          Partnership 13,761,243
      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          8
                          N/A
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
 9
      Media/Communications Partners II Limited Partnership        13,761,243
------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*
10
                                                                    [_]

------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
11
      Media/Communications Partners II Limited Partnership               43.5%

------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
12
      PN

------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

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===============================================================================

CUSIP NO. 92906W101               13G                         PAGE 3 OF 8 PAGES
-------------------                                           -----------------
===============================================================================

      NAMES OF REPORTING PERSONS.
 1 I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY). Media/Communications Investors Limited Partnership

------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
 2                                                              (a) [_]
                                                                (b) [_]

------------------------------------------------------------------------------
      SEC USE ONLY
 3

------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 4
      Media/Communications Investors Limited Partnership         Massachusetts

------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     5    Media/Communications Investors Limited Partnership
     NUMBER OF            426,256

      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      6
                          N/A
     OWNED BY
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     7    Media/Communications Investors Limited Partnership
    REPORTING             426,256

      PERSON       -----------------------------------------------------------

       WITH          8    SHARED DISPOSITIVE POWER:         N/A

------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
 9
      Media/Communications Investors Limited Partnership        426,256
------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*
10
                                                                    [_]

------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
11
      Media/Communications Investors Limited Partnership             1.3%

------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON*
12
      PN

------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

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===============================================================================

CUSIP NO. 92906W101               13G                         PAGE 4 OF 8 PAGES

===============================================================================

Item 1(a). Name of Issuer:

           Voyager.net, Inc.
           ------------------------------------------------------------------

Item 1(b). Address of Issuer's Principal Executive Offices:

           4660 South Hagadorn Road, Suite 320, East Lansing, Michigan 48823
           ------------------------------------------------------------------

Item 2(a). Name of Person Filing:

           Media/Communications Partners II Limited Partnership
           ------------------------------------------------------------------
           Media/Communications Investors Limited Partnership
           ------------------------------------------------------------------


Item 2(b). Address of Principal Business Office or, if None, Residence:

           Media/Communications Partners II Limited Partnership:
           ----------------------------------------------------
                    c/o Great Hill Partners, LLC
                    One Liberty Square
                    Boston, MA 02109
           Media/Communications Investors Limited Partnership:
           --------------------------------------------------
                    c/o Great Hill Partners, LLC
                    One Liberty Square
                    Boston, MA 02109

Item 2(c). Citizenship:

           Not Applicable
           ---------------------------------------------------------------

Item 2(d). Title of Class of Securities:

           Common Stock
           -------------------------------------------------------------

Item 2(e). CUSIP Number:

           92906W101
           ----------------------------------------------------------

Item 3.    If This Statement is Filed Pursuant to Rule 13d-1(b), or 13d-2(b) or
           (c), Check whether the Person Filing is a:

           Not Applicable

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CUSIP NO. 92906W101               13G                         PAGE 5 OF 8 PAGES

===============================================================================

Item 4.    Ownership.

           (a)  Amount beneficially owned:

           Media/Communications Partners II Limited Partnership    13,761,243
           Media/Communications Investors Limited Partnership         426,256

           (b)  Percent of class:

           Media/Communications Partners II Limited Partnership         43.5%
           Media/Communications Investors Limited Partnership            1.3%

           (c) Number of shares as to which such person has:

           (i) Sole power to vote or to direct the vote:
           Media/Communications Partners II Limited Partnership    13,761,243
           Media/Communications Investors Limited Partnership         426,256

           (ii) Shared power to vote or to direct the vote   none
                                                             -----

           (iii) Sole power to dispose or to direct the disposition of:

           Media/Communications Partners II Limited Partnership    13,761,243
           Media/Communications Investors Limited Partnership         426,256

           (iv) Shared power to dispose or to direct the disposition of none
                                                                        ----


Item 5.     Ownership of Five Percent or Less of a Class.

       If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following: [ ]


Item 6.     Ownership of More than Five Percent on Behalf of Another Person.

            Not applicable

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===============================================================================

CUSIP NO. 92906W101               13G                         PAGE 6 OF 8 PAGES

===============================================================================


Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company.

            Not applicable


Item 8.     Identification and Classification of Members of the Group.

            Not applicable


Item 9.     Notice of Dissolution of Group.

            Not applicable


Item 10.    Certifications.

            Not applicable

                                   SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


          Date:     February 14, 2000

          MEDIA/COMMUNICATIONS PARTNERS II LIMITED PARTNERSHIP

          By:  M/CP II Limited Partnership, its general partner

          By:  M/C II General Partner-H, Inc., a general partner

          By:  /s/ John G. Hayes
               ---------------------------------------------
               John G. Hayes, President


          MEDIA/COMMUNICATIONS INVESTORS LIMITED PARTNERSHIP


          By:  /s/ John G. Hayes
               ----------------------------------------------
               John G. Hayes, Attorney-in-fact

                                                        Exhibit
                                                        -------

                            JOINT FILING AGREEMENT


  In accordance with Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended, the undersigned agree to the joint filing on behalf of each of them of a statement on Schedule 13G (including amendments thereto) with respect to the Common Stock of Voyager.net, Inc. and further agree that this agreement be included as an exhibit to such filing. Each party to the agreement expressly authorizes each other party to file on its behalf any and all amendments to such statement. Each party to this agreement agrees that this joint filing agreement may be signed in counterparts.

  In evidence whereof, the undersigned have caused this Agreement to be executed on their behalf this 14th day of February, 2000.


          Date: February 14, 2000

          MEDIA/COMMUNICATIONS PARTNERS II LIMITED PARTNERSHIP

          By:  M/CP II Limited Partnership, its general partner

          By:  M/C II General Partner-H, Inc., a general partner

          By:  /s/ John G. Hayes
               ------------------------------------------------
               John G. Hayes, President


          MEDIA/COMMUNICATIONS INVESTORS LIMITED PARTNERSHIP


          By:  /s/ John G. Hayes
               ------------------------------------------------
               John G. Hayes, Attorney-in-fact